

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2020

Tayfun Tuzun
Chief Financial Officer
Fifth Third Bancorp
Fifth Third Center
Cincinnati, Ohio 45263

>   **Re: Fifth Third Bancorp**
>   **Form 10-K for Fiscal Year Ended December 31, 2019**
>   **File No. 001-33653**

Dear Mr. Tuzun:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Finance